 Exhibit 99.1

SNDL Completes Acquisition of The Valens Company

Creates a low-cost vertically integrated Canadian company generating over a billion dollars in annualized pro forma revenue1

CALGARY, AB, Jan. 17, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" the "Company") is pleased to announce the completion of the previously disclosed acquisition of all of the issued and outstanding common shares ("Valens Shares") of The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) ("Valens"), other than those held by SNDL and its subsidiaries, pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Transaction"), for total consideration of approximately $138 million2 consisting of common shares of SNDL ("SNDL Shares") and assumption of Valens' $60 million non-revolving term loan facility. All financial information in this press release is reported in Canadian dollars unless otherwise indicated.

With approximately $262.5 million3 in net cash and no debt, SNDL will continue to have one of the strongest balance sheets in the North American cannabis industry. SNDL will also have the highest pro forma consolidated net revenue among all Canadian cannabis companies based on the last fiscal quarter of each company on an annualized basis. The combined company will operate as SNDL Inc., headquartered in Calgary, Alberta.

Key Transaction Highlights

  Creates a well-positioned vertically integrated entity in Canada that combined generates over a billion dollars in annualized revenue: Through the combination of a diverse portfolio of brands, a 180 multi-banner cannabis retail store network, low-cost biomass sourcing, premium indoor cultivation and low-cost manufacturing facilities, SNDL will become one of the largest adult-use cannabis manufacturers and retailers in Canada. The transaction is expected to accelerate the optimization and rationalization of SNDL's manufacturing and operational footprint to better address market saturation and oversupply.
  Enhances branded product offering with low-cost in-house manufacturing capabilities: By integrating Valens' product suite into its portfolio, SNDL will increase its overall cannabis market share to 3.8%4 from 1.0% standalone and its 2.0 product formats market share to 4.4%4 from 0.1% standalone, becoming a top 10 player in both categories. As a result of Valens' low-cost platform, SNDL will enhance its product line while offering pricing flexibility to retail partners.
  Increases optionality on biomass by pairing premium cultivation with low-cost procurement: Combining SNDL's high-quality cannabis cultivation operations with Valens' low-cost biomass procurement capabilities will enhance SNDL's ability to offer a wide range of customized, innovative products to meet customer and consumer desires.
  Synergies through cost rationalization and operational efficiencies: The combination of SNDL and Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenue from greater distribution of Valens products, it is estimated that the Transaction will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives. SNDL expects to give updates on these synergies in future quarters.
  Valens Shareholders to participate in and help create the future of SNDL: Valens Shareholders are to receive SNDL common shares in an all-stock transaction. Beyond improved liquidity and better access to a large retail footprint, SNDL's balance sheet strength provides a unique opportunity for Valens Shareholders to participate in the creation of a well-positioned vertically integrated Canadian cannabis company.

"This is an exciting day for SNDL as we become stronger and more adaptable, with capabilities that provide us an opportunity to become a leader and trusted partner within the Canadian cannabis industry," said Zach George, Chief Executive Officer of SNDL. "SNDL's existing consumer packaged cannabis business will be transformed by Valens' high-quality extraction, processing, and manufacturing capabilities. Broad capabilities in all relevant product categories will further our goals of bringing people together through exceptional products and experiences. With the close of this transaction, we will focus on integrating our assets and teams while delivering both cost synergies and incremental revenue from greater distribution of Valens products."

________________________________
[1] Measured by the combined annualized revenue of the last quarterly financial results released.
[2] As calculated using an implied value of $1.26 per Valens Share, based on the August 19, 2022 close of the SNDL Shares on the Nasdaq Capital Market.
[3] Inclusive of SNDL and Valens cash, net of debt retirement from the Transaction and estimated transaction costs as at January 16, 2023.
[4] Based on Hifyre data for the three months ending December 2022 in Alberta, British Columbia, Ontario and Saskatchewan. Cannabis 2.0 products include: edibles, concentrates, vapes, beverages and topicals.

Governance and Leadership

The combined company will bring together the strengths and talents of both organizations to drive superior performance and deliver value to shareholders. Financial strength, disciplined capital allocation, operational excellence, and a diverse product portfolio will continue to be key tenets of the organization.

The Company is pleased to announce that Frank Krasovec has been appointed to the Board of Directors ("Board'), effective January 17, 2023. The Board now consists of six directors.

Frank Krasovec is an experienced, successful entrepreneur with a history of co-founding highly successful companies in multiple industries, including venture capital, media/ telecommunications, food service, energy products, urgent care medicine, and real estate development and management. Mr. Krasovec is currently the CEO of Norwood Investments and is also co-founder and Chairman of DPC Dash which owns and operates approximately 600 Domino's Pizza stores in China. DPC Dash has plans to list on the Hong Kong Exchange in 2023.

Zach George will continue to serve as Chief Executive Officer of SNDL and Tyler Robson, the former CEO of Valens, will join the leadership team as President of Cannabis, effective January 17, 2023. Andrew Stordeur, SNDL's former President and Chief Operating Officer has left the company effective January 13, 2023. SNDL thanks Mr. Stordeur for his tireless efforts in building our commercial infrastructure and wishes him the best in his future endeavours.

"I am excited by the strong cultural fit between our teams and humbled by the opportunity to work alongside our new colleagues and leadership team," added George. "I want to thank and congratulate everyone at SNDL and Valens for their dedication and hard work in bringing this transaction to a successful conclusion. This is another significant milestone for our company, and we are determined to seize the opportunity to create value for our stakeholders and delight consumers.

Transaction Details and Early Warning Reporting

Pursuant to the Transaction, former holders of Valens Shares ("Valens Shareholders"), received from SNDL, in exchange for each Valens Share held, 0.3334 of a common share (each whole share, a "SNDL Share") of SNDL (the "Consideration"). In connection with the Transaction, SNDL issued an aggregate of 27.6 million SNDL Shares to Valens Shareholders as the Consideration.

Immediately prior to the effective date of the Transaction, SNDL owned an aggregate of 6.5 million Valens Shares, representing approximately 8.1% of the outstanding Valens Shares at such time. Following the closing of the Transaction, there are 260.7 million SNDL Shares outstanding, with existing SNDL Shareholders holding approximately 89.4% of such outstanding SNDL Shares and former Valens Shareholders holding approximately 10.6% of such outstanding SNDL Shares.

The Valens Shares are expected to be delisted from the Toronto Stock Exchange. The Valens Shares have been suspended from trading and will be delisted from the Nasdaq and deregistered under the Securities Exchange Act of 1934 in accordance with applicable law. The Toronto Stock Exchange will disseminate a notice announcing the delisting of the Valens Shares in due course. It is expected that Valens will submit an application to cease to be a reporting issuer and to otherwise terminate its public company reporting requirements as soon as possible after delisting.

Valens Shareholders whose Valens Shares are held by a broker, agent or other intermediary should contact their broker or agent in respect of the exchange of their Valens Shares pursuant to the Transaction. Registered holders of Valens Shares must deposit their certificates with a duly completed letter of transmittal in order to receive their Consideration pursuant to the Transaction, all as set forth in the management information circular of Valens dated October 24, 2022 (the "Circular"), copies of which have been filed on SEDAR at www.sedar.com and are available on Valens' website at www.thevalenscompany.com. Certificates and Direct Registration System advices formerly representing Valens Shares now represent only the right to receive the Consideration to which the registered holders thereof are entitled pursuant to the Transaction.

An early warning report will be filed on SEDAR at www.sedar.com under the Valens' profile. In order to obtain a copy of the early warning report, please contact Sophie Pilon, Investor Relations and Communications at SNDL, at 1.587.327.2017.

Advisors

ATB Capital Markets Inc. is acting as financial advisor to SNDL. McCarthy Tétrault LLP is acting as legal counsel to SNDL.

Cormark Securities Inc. is acting as financial advisor to Valens, and Stikeman Elliott LLP is acting as legal counsel to Valens.

Video

A video accompanying this release is available at: www.sndl.com.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to,; the combined company and its focus going forward; the anticipated benefits associated with the Transaction; and SNDL's capital base supporting Valens' expansion and opening up new market opportunities.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Transaction; the business and operations of both SNDL and Valens, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the anticipated benefits of the Transaction; the ability of SNDL to successfully integrate Valens' business; the ability of SNDL to achieve the expected cost savings and synergies in connection with the Transaction; the ability of SNDL to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by SNDL of necessary approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although SNDL and Valens believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL and Valens can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Valens and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: that the benefits of the Transaction will not be as anticipated; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; conditions in the cannabis industry; the ability of management to execute its business strategy, objectives and plans; the availability of; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Valens' business are contained under the heading "Risk Factors" in Valens' annual information form for the financial year ended November 30, 2021 dated February 28, 2022. Additional information regarding risks and uncertainties relating to SNDL's business are contained under "Item 3D Risk Factors" in SNDL's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 27, 2022. The forward-looking information included in this news release is made as of the date of this news release. Valens and SNDL do not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

Non-IFRS Financial Measures

SNDL reports its financial results in accordance with International Financial Reporting Standards ("IFRS"). This press release contains references to certain financial measures which do not have a standardized meaning under IFRS and are not likely to be comparable to similarly designated measures reported by other issuers. SNDL believes that these indicators are important, as they provide management and the reader with additional information about SNDL's financial and operating performance. These indicators also facilitate the comparison of results over different periods. EBITDA (meaning earnings before interest, taxes, depreciation and amortization) is not a measure recognized by IFRS and has no standardized meaning prescribed by IFRS. Please refer to the "Specified Financial Measures" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2022 which is available under SNDL's profile on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission.

Additional information about SNDL, the Forward-Looking Information contained in this press release and the non-IFRS measures used in this press release are available in its audited consolidated financial statements for the fiscal year ended December 31, 2021 and related Management's Discussion and Analysis of Financial Condition and Results of Operations, its unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and related Management's Discussion and Analysis of Financial Condition and Results of Operations and its Annual Report on Form 20-F in respect of the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on April 27, 2022.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-completes-acquisition-of-the-valens-company-301723380.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/17/c6600.html

%CIK: 0001766600

For further information: Sophie Pilon, Investor Relations and Communications, SNDL Inc., Telephone: 1.587.327.2017, Email: investors@sndl.com

CO: Sundial Growers Inc.

CNW 08:32e 17-JAN-23